October 31, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1998 and 1997, total revenues increased 5.4% from $487,619 to $513,710 and total expenses decreased 1.3% from $268,533 to $265,090. Minority interest in income of real estate joint ventures increased 21.2% from $109,000 to $132,154. As a result, net income increased 5.8% from $110,086 for the three-month period ended September 30, 1997, to $116,466 for the same period in 1998. Rental revenue increased as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's four mini-storage facilities averaged 90.6% for the three month period ended September 30, 1998 as compared to 85.7% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $4,800 (2.0%) primarily as a result of lower maintenance and repair expenses, partially offset by an increase in yellow pages advertising costs. General and administrative expenses increased approximately $1,300 (5.4%) primarily as a result of an increase in incentive management fees. As this fee is computed as a percentage of distributions made to the Limited Partners, the increase in distributions as discussed below, resulted in an increase in the incentive management fee.

For the nine-month periods ended September 30, 1998, and 1997, total revenues increased 4.5% from $1,418,696 to $1,482,077 and total expenses increased 1.5% from $818,385 to $831,001. Minority interest in income of real estate joint ventures increased 21.2% from $109,000 to $132,154. As a result, net income increased 5.6% from $491,311 for the nine-month period ended September 30, 1997, to $518,922 for the same period in 1998. Rental revenue increased for the same reasons as discussed above. Operating expenses increased approximately $6,200 (0.9%) primarily as a result of higher yellow pages advertising costs and real estate tax expenses, partially offset by lower salaries and wages. General and administrative expenses increased approximately $6,400 (6.5%) for the same reason as discussed above.

The General Partners determined that effective with the second quarter 1998 distribution which was paid on April 15, 1998, distributions to the limited partners would be increased to an amount which yields an 8% annual return on the capital contributed by the limited partners from an annual return of 7% paid previously.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President